PROXY RESULTS (unaudited)


During the year ended December 31, 2003, the Hyperion 2005 Investment Grade Opportunity Term Trust,
Inc. shareholders voted on the following proposals at a shareholders? meeting on April 15, 2003. The description of each proposal and number of shares voted are as follows:






1.  To elect the Trusts Board of Directors


                       Harry E. Petersen Jr.:   Lewis S. Ranieri:


Shares Voted for      16,130,345               16,130,345
Shares Voted Against     0                          0
Shares Voted Abstain    146,523                  146,523









2.  To select PricewaterhouseCoopers LLP as the
           independent auditors:

Shares Voted for    16,091,216
Shares Voted Against  90,470
Shares Voted Abstain  95,181